February 3, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:	Messrs. H. Roger Schwall and Douglas Brown
Division of Corporation Finance

Re:	Responses to Comments of the Staff of the Securities
and Exchange Commission to the Form 40-F for the
fiscal year ended December 31, 2008 of
Canadian Superior Energy Inc. (File No. 001-31395)

Dear Messrs. Schwall and Brown:

Further to a conversation with Mr. Brown, Canadian Superior Energy Inc. (the "Company") requests that the staff (the "Staff") of the Securities and Exchange Commission grant the Company until February 19, 2010 to respond to the Staff's letter dated December 17, 2009 with respect to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on May 1, 2009 via EDGAR.

Please telephone the undersigned at 403-503-7944 if you have any questions or need any additional information.

Sincerely,

/s/ Robb Thompson
Robb Thompson
Chief Financial Officer

cc:	Christopher W. Morgan, Esq.
(Skadden, Arps, Slate, Meagher & Flom LLP)